                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13d-1(b), (c) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13d-2

                                (Amendment No.1)*


                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   109178-10-3
                                 (CUSIP Number)

                                December 31, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners IV L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a)  [X]
                                                                        (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5        SOLE VOTING POWER
                           185,000
 NUMBER OF
  SHARES          6        SHARED VOTING POWER
BENEFICIALLY               0
 OWNED BY
   EACH           7        SOLE DISPOSITIVE POWER
 REPORTING                 185,000
  PERSON
   WITH           8        SHARED DISPOSITIVE POWER
                           0



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         185,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.39%(2)

12       TYPE OF REPORTING PERSON (See Instructions)

         PN

--------

(1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G as members of a group.

(2) Based on 13,306,206 shares of Common Stock as reported in the Issuer's 10-Q for the quarter ended September 30, 1998.


                               Page 2 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney Investments, Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a)  [ ]
                                                                        (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5        SOLE VOTING POWER
                           185,000
  NUMBER OF
   SHARES         6        SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY
    EACH          7        SOLE DISPOSITIVE POWER
  REPORTING                185,000
   PERSON
    WITH          8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         185,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.39%(1)

12       TYPE OF REPORTING PERSON (See Instructions)

         CO

--------

(1) Based on 13,306,206 shares of Common Stock has reported in the Issuer's 10-Q for the quarter ended September 30, 1998.


                               Page 3 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners III L.P.(1)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5        SOLE VOTING POWER
                           610,000
  NUMBER OF
   SHARES         6        SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY
    EACH          7        SOLE DISPOSITIVE POWER
  REPORTING                610,000
   PERSON
    WITH          8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         610,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.58%(2)

12       TYPE OF REPORTING PERSON (See Instructions)

         PN

--------

(1) R. Chaney & Partners IV L.P. and R. Chaney & Partners III L.P. are filing this Schedule 13G as members of a group.

(2) Based on 13,306,206 shares of Common Stock as reported in the Issuer's 10-Q for the quarter ended September 30, 1998.


                               Page 4 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
         (See Instructions)                                              (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5        SOLE VOTING POWER
                           610,000
  NUMBER OF
   SHARES         6        SHARED VOTING POWER
BENEFICIALLY               0
  OWNED BY
    EACH          7        SOLE DISPOSITIVE POWER
  REPORTING                610,000
   PERSON
    WITH          8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         610,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.58%(1)

12       TYPE OF REPORTING PERSON (See Instructions)

         CO

--------

(1) Based on 13,306,206 shares of Common Stock as reported in the Issuer's 10-Q for the quarter ended September 30, 1998.


                               Page 5 of 11 Pages

                                  SCHEDULE 13G

CUSIP No. 109178-10-3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Chaney

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a)  [ ]
                                                                        (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


                  5        SOLE VOTING POWER
  NUMBER OF                795,000
   SHARES
BENEFICIALLY      6        SHARED VOTING POWER
  OWNED BY                 0
    EACH
  REPORTING       7        SOLE DISPOSITIVE POWER
   PERSON                  795,000
    WITH
                  8        SHARED DISPOSITIVE POWER
                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         795,000

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.97%(1)

12       TYPE OF REPORTING PERSON (See Instructions)

         IN

--------

(1) Based on 13,306,206 shares of Common Stock as reported in the Issuer's 10-Q for the quarter ended September 30, 1998.


                               Page 6 of 11 Pages

         The Schedule 13G filed by R. Chaney & Partners IV L.P. ("Fund IV"), R. Chaney & Partners III L.P. ("Fund III"), R. Chaney Investments, Inc. ("Investments"), R. Chaney & Partners, Inc. ("Partners"), and Mr. Robert H. Chaney with the Securities and Exchange commission on March 4, 1998, is hereby amended as follows:

ITEM 1.  No modification.


ITEM 2.  No modification.


ITEM 3.  No modification.

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 795,000

         (b)  Percent of class: 5.97%

         (c)  Number of shares as to which each person has:

               (i)   sole power to vote or to direct the vote: 795,000(1)

               (ii)  shared power to vote or to direct the vote: None.

               (iii) sole power to dispose or to direct the disposition of:
                     795,000(1)

               (iv)  shared power to dispose or to direct the disposition of:
                     None.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         No modification.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         No modification.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         No modification.

----------------------

(1) Fund IV, Investments and Mr. Chaney have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 185,000 shares. Fund III, Partners and Mr. Chaney have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 610,000 shares.


                               Page 7 of 11 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         No modification.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         No modification.

ITEM 10. CERTIFICATION

         No modification.


                               Page 8 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 5, 1999


                                   R. CHANEY & PARTNERS IV L.P.

                                   By: R. Chaney Investments, Inc.,
                                       General Partner



                                       By: /s/ Robert H. Chaney
                                           -------------------------------------
                                           Robert H. Chaney,
                                           President and Chief Executive Officer


                                   R. CHANEY INVESTMENTS, INC.



                                   By: /s/ Robert H. Chaney
                                       -----------------------------------------
                                       Robert H. Chaney,
                                       President and Chief Executive Officer


                                   R. CHANEY & PARTNERS III L.P.

                                   By: R. Chaney & Partners, Inc.,
                                       General Partner



                                       By: /s/ Robert H. Chaney
                                           -------------------------------------
                                           Robert H. Chaney,
                                           President and Chief Executive Officer


                               Page 9 of 11 Pages

                                   R. CHANEY & PARTNERS, INC.



                                   By: /s/ Robert H. Chaney
                                       -----------------------------------------
                                       Robert H. Chaney,
                                       President and Chief Executive Officer



                                   /s/ Robert H. Chaney
                                   ---------------------------------------------
                                   Robert H. Chaney,
                                   Sole Shareholder of R. Chaney Investments,
                                   Inc. and R. Chaney & Partners, Inc.


                               Page 10 of 11 Pages

                                INDEX TO EXHIBITS


Exhibit No.                           Description
-----------                           -----------
   10.1           Joint Reporting Agreement dated as of March 4, 1998 by and among R. Chaney & Partners IV L.P., R. Chaney Investments,
                  Inc., R. Chaney Partners III L.P., R. Chaney & Partners, Inc.
                  and Robert H. Chaney (incorporated by reference from Schedule
                  13G filed by reporting persons on March 4, 1998.)